Since 1897
March 28, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: H. Roger Schwall, Assistant Director

Re:	The J.M. Smucker Company Form 10-K for Fiscal Year Ended April 30, 2007 SEC File No. 1-0511
Dear Mr. Schwall:
          This letter is in response to the comments The J. M. Smucker Company (the “Company”) received from the U.S. Securities and Exchange Commission, Division of Corporate Finance, dated January 31, 2008.
          We have provided both an explanation we believe is responsive to your comments, as well as, where applicable, language we propose to include in our upcoming proxy.
          For convenience of reference, the Company’s responses are set forth immediately below the corresponding comment of the SEC.
Definitive proxy statement filed July 9, 2007
1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After review of your responses, we may raise additional comments.
          The Company confirms that, except as specifically noted in a response to a particular comment, it will comply with the staff’s comments in future filings. Proposed disclosures responsive to each of the matters raised in the comments have been included with this correspondence.
THE J.M. SMUCKER COMPANY • STRAWBERRY LANE, ORRVILLE, OHIO 44667-0280
TELEPHONE (330) 682-3000 • FAX (330) 684-3370 • www.smuckers.com

Compensation Discussion and Analysis, page 19
2. We direct you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the discrepancies in the type and amount of compensation awarded to the named executive officers. For example, identify the specific achievements or other material factors considered in the award of base salary and stock awards granted to your Co-Chief Executive Officers.
               As noted in our 2007 proxy statement on page 19, the Company maintains the same compensation philosophy for all of its employees, including the Company’s officers. This compensation philosophy is that amounts paid to all employees, including officers, should be:
•	fair and equitable when viewed internally and externally;

•	competitive enough to attract and retain the best qualified individuals; and

•	performance based.
               The Company applies this compensation philosophy in determining the elements of compensation awarded to its officers. Compensation paid to each officer of the Company contains the following elements of compensation:
•	base salary;

•	an opportunity to earn an annual incentive award under the Company’s management incentive plan (the “MIP”), if the Company meets certain annual performance goals; and

•	an opportunity to earn annual grants of restricted stock, if the Company meets certain annual performance goals.
               Accordingly, there are no differences in the types of compensation awarded to any of the Company’s officers. Differences in the actual amounts of compensation awarded to the named executive officers (“NEOs”) relates to differences in base salary amounts, MIP opportunities as a percentage of such officer’s base salary and the opportunity to earn restricted stock calculated as a percentage of such officer’s base salary. These factors reflect the Compensation Committee’s determination of the appropriate mix of base salary, MIP and restricted stock awards based on salary range competitive factors and are discussed in more detail on pages 20 — 25 of the 2007 proxy statement.
               For example, as detailed on page 21 of the 2007 proxy statement, the amount paid to the NEOs under the Company’s MIP is comprised of achievement of a corporate earnings goal as well as individual performance goals. For NEOs whose specific responsibilities include the performance of a business unit, a portion of the MIP is based on meeting performance goals for that business unit. In general, the individual portion of the MIP reflects the same award as the corporate component of the MIP award. The Compensation Committee makes adjustments to this amount, either up or down, based on an assessment of each officer’s performance for the year.

               For the most recently completed fiscal year, reflected in the 2007 proxy statement, the individual portion of the MIP award for the Co-Chief Executive Officers was made at the same level as the corporate portion, based on achievement of the earnings per share goal at 105% of target. The Compensation Committee believes that the Company’s Co-Chief Executive Officers were instrumental in helping the Company achieve this level of earnings performance, and paid the individual portion of the award at the same level as the corporate award to reflect this contribution.
               In addition, grants of restricted stock to all officers, including the Co-Chief Executive Officers, are determined by application of an objective formula based on the target opportunity for each officer expressed as a percentage of the officer’s base salary, and the Company’s earnings performance for the prior year. The Committee does not make adjustments based on individual performance in determining grants of restricted stock.
               The SEC has also requested that the Company identify specific achievements or other material factors that the Compensation Committee considered in determining compensation for the Co-Chief Executive Officers.
               The Co-Chief Executive Officers are ultimately responsible for ensuring that each of the objectives set forth on page 21 of the Company’s proxy statement are achieved. Those objectives, include:
•	setting the tone for corporate responsibility by adhering to the Company’s Basic Beliefs of Quality, People, Ethics, Growth and Independence;

•	managing the business, for the long term, to serve the Company’s constituents, namely, consumers, customers, employees, suppliers, communities in which we work, and our shareholders;

•	delivering positive financial and operational results as reflected in the Company’s financial plan;

•	delivering positive earnings results;

•	designing and implementing the Company’s strategic vision; and

•	developing appropriate succession planning for key executive positions.
               Achievements of these performance measures, as well as other unique achievements for a given fiscal year, are considered by the Compensation Committee at its April meeting. At the Compensation Committee’s April 2007 meeting, the Compensation Committee concluded that the Co-Chief Executive Officers continue to meet and exceed these performance measures. The Compensation Committee considered these factors when determining the base salary and MIP for the Co-Chief Executive Officers.
               As noted in the Summary Compensation Table on page 28 of the proxy statement, the Company’s Co-Chief Executive Officers received identical base salaries, MIP awards, and restricted stock awards. The differences in amounts reported as total compensation for these individuals reflect the treatment of their respective stock-based awards under Statement of Financial Accounting Standards 123R (“SFAS 123R”), the differences between the two executives’ credited years of service under the Company’s Qualified Plan and its Supplemental Executive Retirement Plan (“SERP”), and the value of perquisites. For example, under the terms of the Company’s 2006 Equity Compensation Plan, restricted shares granted to all plan participants are subject to a four-year vesting period. However, awards of restricted stock will vest immediately once a plan participant reaches the age of 60 and has a minimum of 10 years of service with the Company. Based on his age and length of service, the restricted stock granted to Timothy P. Smucker vested upon grant. Based on his age and length of service, the restricted stock granted to Richard K. Smucker will vest in full in May 2008. Please note the CD&A’s discussion with respect to these matters that appears on page 25 of the proxy statement. The different vesting schedules resulted in the Company recognizing different amounts of compensation expense with respect to each of the Co-Chief Executive Officers in accordance with SFAS 123R.
               A similar explanation accounts for the differences in the two Co-Chief Executive Officers’ change in pension value and non-qualified deferred compensation reported in the summary compensation table. As noted in footnote (5) to that table, the amounts shown in column (h) represent the increase in the present value of accumulated benefits accrued under the Qualified Plan and the SERP. That footnote refers the reader to the discussion of pension benefits appearing later in the proxy statement, and the pension benefits table discloses that the present values of the benefits payable to each of the two Co-Chief Executive Officers differ. The reason for this discrepancy is also demonstrated by the table: Timothy Smucker has 37.8 years of credited service under the plan, while Richard Smucker has only 34.6 years of credited service.
               The only other area in which reported amounts for the two Co-Chief Executive Officers diverge is in the area of perquisites. The perquisites that each NEO received were set forth in the footnotes to the compensation table, and that table also indicates the primary reason for the discrepancies in the amounts reported for the Co-Chief Executive Officers was that Richard Smucker’s aircraft use was greater than Timothy Smucker’s aircraft use.
               In light of the foregoing, the Company proposes to include further clarification, as noted above, as to the Company’s compensation policies in its upcoming proxy statement. A sample disclosure addressing the issues raised in this comment is attached to this letter as “Exhibit A”.
               The Company further respectfully submits that the 2007 proxy statement adequately addresses the reasons for the differences between the two Co-Chief Executive Officers reported compensation, particularly since the discrepancies did not result from any specific decisions made by the Compensation Committee to treat the Co-Chief Executive Officers differently, but rather from the impact of the differences in ages and years of service between the two individuals in question and the effect of those differences under the terms of the various compensation plans.
3. We note that the base salaries of your executive officers are determined in comparison with salaries payable at a broad cross-section of companies which are similar in size to your compensation. Please identify the component companies that comprised the peer group. See generally Item 402(b)(1)(v) of Regulation S-K.
               The information used by the Compensation Committee to support compensation decisions for the Company’s officers includes market data for hundreds of companies that participate in three major executive compensation surveys. The Company does not select specific peer companies for this purpose. The three survey databases used for the pay analysis completed in March 2006 by Towers Perrin, just prior to the time the Compensation Committee made pay decisions for the Company’s officers, include the 2005 U.S. CDB General Industry Executive Database (Towers Perrin); 2005/2006 Survey Report on Top Management Compensation (Watson Wyatt); and 2005 Mercer Benchmark Database — Executive Survey Report. The information from all companies reporting data for a specific job from the Towers Perrin and Mercer surveys, and for all non-durable goods companies from the Watson Wyatt survey, is used when the Compensation Committee reviews compensation. These data are then size-adjusted to reflect the Company’s revenue and, where appropriate, the size of a specific business area. Because not every participating company provides compensation data for each position covered under the surveys, there is no way to identify the specific companies providing data for an individual job.
               With respect to the Company’s Co-Chief Executive Officers, two job classifications are used to arrive at an appropriate salary range; that of a chief executive officer position, and a chief operating officer position. The data for these two positions are averaged for use by the Compensation Committee in making decisions about the pay for the Co-Chief Executive Officers.
               Although the Company is willing to list the hundreds of companies participating in the surveys, we respectively submit that our shareholders will find it more beneficial to have the summary information identifying which surveys the Compensation Committee uses to assist the Company in making compensation determinations, as noted above.
               A sample disclosure addressing the issues raised in this comment is attached to this letter as “Exhibit B”.
4. Please specify how each element of compensation relates to the data you analyzed from the companies in the peer group used for comparison. For example, disclose where you target each element of compensation against the peer group of companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(1)(v) of Regulation S-K.
               Positions for all salaried employees, including the officers, are assigned to salary grades with corresponding salary ranges. Decisions regarding salary grades, (as well as target MIP opportunities and performance based restricted stock opportunities as a percentage of base salary) are made every two years. The Compensation Committee targets all compensation at the 50th percentile of the market data. This goal to set compensation at the median is the initial basis for the Compensation Committee’s compensation decisions. Next, the Compensation Committee reviews each officer’s specific role, responsibilities and experience as compared to the benchmark survey positions. The Compensation Committee also reviews considerations of internal pay equity among the members of the officer group, considering such factors as experience, leadership responsibility within the officer group, and roles and responsibilities within the Company, including the size of the business group managed by the officer. Internal equity considerations result in both upward and downward changes from the market median data.

               For determination of compensation for the Co-Chief Executive Officers, the Compensation Committee uses similar market data to set specific salary ranges, MIP target opportunities, and target opportunities under the performance-based restricted stock program.
               The review used in making compensation determinations for the fiscal year covered in the 2007 proxy statement was completed by Towers Perrin in March 2006. Relative to the initial 50th percentile target, this analysis showed that base salaries for the NEOs ranged from 29% below to 14% above the 50th percentile, based on tenure in position, role, performance, and overall tenure with the Company. Target total cash opportunities (consisting of base salary plus the target opportunity under the MIP) ranged from 34% below to 15% above the 50th percentile, based upon the same factors listed above. Target total direct compensation (which consists of total cash opportunities plus the target value of the performance restricted stock awards) ranged from 36% below to 27% above the 50th percentile, based on the same considerations used in establishing total cash opportunities.
               A sample disclosure responsive to this comment has been included as part of “Exhibit B” to this letter.
5. Please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K regarding the engagement of Towers Perrin or any other consultants engaged by the committee. For example, we note your disclosure does not include a description of the scope of the consultant’s assignment or directions given to the consultant with respect to the performance of its duties under the engagement.
               The Compensation Committee has retained Towers Perrin as an outside consultant to assist the Compensation Committee, as requested, to fulfill various aspects of its charter. Towers Perrin reports directly to the Compensation Committee. Pursuant to its governance model, the Compensation Committee makes all decisions concerning pay and benefits for the Company’s officers and the Compensation Committee relies on Towers Perrin for advice and recommendations regarding executive compensation. During fiscal year 2007, Towers Perrin regularly attended Compensation Committee meetings and assisted the Compensation Committee with:
•	updates regarding relevant trends and technical developments in executive compensation;

•	assessing the competitiveness of pay levels and practices;

•	development of tally sheets for the NEOs;

•	the design, documentation and testing of a new equity compensation plan;

•	evaluating programs and recommendations put forth by management against the Compensation Committee’s stated rewards objectives; and

•	review of information and calculations to be included in the compensation sections of the Company’s proxy statement.
               The Compensation Committee has authorized Towers Perrin staff members, working on the Compensation Committee’s behalf, to interact with Company management, as needed, to obtain or confirm information and to develop recommendations for presentation to the

Compensation Committee. Further, the Compensation Committee is kept apprised of other work performed by Towers Perrin on behalf of the Company. In fiscal year 2007, this additional work for the Company included development of compensation communications materials, assistance with retirement plan design changes, and the collection of market compensation information for positions outside of the U.S.
               In the future, the Company will be mindful to more fully explain in its proxy the scope of services provided by the Compensation Committee’s compensation consultant. A sample disclosure addressing the issues raised in this comment is attached to this letter as “Exhibit C”.
6. Please disclose the actual quantitative targets used to determine your named executive officers’ incentive compensation. For example, you do not disclose the pre-established targets relating to your non-GAAP earnings per share or the personal performance criteria that are tied to incentive compensation. If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.
               Each June, the Compensation Committee awards bonus payments under the Company’s MIP and makes grants of the Company’s restricted stock based on the Company’s achievement of earnings goals, calculated on a non-GAAP basis for the fiscal year just ending.
               At its June 2006 meeting, the Compensation Committee approved the corporate non-GAAP earnings per share goal for the Company’s 2007 fiscal year of $2.75. In order to receive 100% of the target opportunity under the corporate component of the MIP plan, the Company had to achieve non-GAAP earnings per share of $2.75. For its fiscal year 2007 the Company achieved non-GAAP earnings per share of $2.89, representing 105% of the target amount. As a result of exceeding the earnings target, the corporate performance portion of the awards was paid at 150% of the target award percentage for all participants. As outlined on page 22 of the proxy statement, the chart below sets forth the non-GAAP earnings goals for fiscal year 2007, which had to be achieved to receive an MIP award.
Management Incentive Plan
Corporate Performance Goals for
Fiscal 2007

	Performance Level Achieved	Percentage of MIP
	(non-GAAP earning per share)	Opportunity Earned
Below Threshold	below $2.20 (80% of target)	0%
Threshold	at $2.20 (80% of target)	25%
Target	$2.75	100%
Maximum	$3.03 (110% of target)	200%

               As also noted in the proxy statement on page 22, in the event performance is between the goals as set forth in the above chart, the Compensation Committee determines the percentage of the award that is earned by a mathematical interpolation and for each increase of 1% above the target level, the percentage of target award will increase by 10%.
               Similarly, the Compensation Committee authorizes awards of restricted stock each June based on the achievement of the earnings goal for the year. As noted above, the Company exceeded its earning goal of $2.75 for 2007 by 5%. The achievement of 105% of the non-GAAP earnings goal for fiscal year 2007 resulted in a restricted stock award of 112% of the restricted stock target opportunity for each NEO.
               In future proxy statements the Company will provide specific corporate earnings targets for the fiscal year most recently ended as they relate to awards under the MIP and grants of restricted stock. The Commission has also requested that the Company disclose the actual quantitative target set by the Compensation Committee in June for the fiscal year which just began on the immediately preceding May 1st. The Company respectfully submits that fiscal year 2008 target information is not related to, nor relevant for, an understanding of the compensation disclosures for fiscal 2007.
               As requested in the staff’s letter of January 31, 2008, the Company acknowledges that:
                    (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
                    (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
                    (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               We hope that this letter is responsive for your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me.

Very truly yours,

By:	/s/ M. Ann Harlan
M. Ann Harlan
Vice President, General Counsel and Secretary

EXHIBIT A
Insert on page 21 of proxy statement, immediately following the third paragraph
               The Co-Chief Executive Officers are ultimately responsible for ensuring that each of the objectives set forth above are achieved, and for purposes of determining fiscal year 2007 compensation, their performance is assessed by the Committee by reference to their respective roles in :
•	setting the tone for corporate responsibility by adhering to the Company’s Basic Beliefs of Quality, People, Ethics, Growth and Independence;

•	managing the business, over the long term, to serve the Company’s constituents, namely consumers, customers, employees, suppliers, communities in which we work, and our shareholders;

•	delivering positive financial and operational results as reflected in the Company’s financial plan;

•	delivering positive earnings results;

•	designing and implementing the Company’s strategic vision; and

•	developing appropriate succession planning for key executive positions.
               At the Compensation Committee’s April 2007 meeting, the Compensation Committee concluded that the Co-Chief Executive Officers continue to meet and exceed these performance measures. The Compensation Committee considered these factors when determining the base salary and MIP awards for the Co-Chief Executive Officers.
               As noted in the Summary Compensation Table on page 28 of the proxy, the Company’s Co-Chief Executive Officers received identical base salaries, MIP awards, and stock awards. The differences in amounts reported as compensation for these individuals reflect the different treatment of their respective stock-based awards under SFAS 123R, and the differences between the two executives’ credited years of service under the Company’s Qualified Plan and its Supplemental Executive Retirement Plan (“SERP”).

EXHIBIT B
Insert on page 20 of the proxy statement, replacing the current fourth paragraph under III — Determination of Base Salaries for Executive Officers:
               The market data used by the Compensation Committee to support compensation decisions for the Company’s officers includes market data for hundreds of companies that participate in three major executive compensation surveys. The Company does not select specific peer companies for this purpose. The three survey databases used for the most recent pay analysis conducted by Towers Perrin include the 2005 U.S. CDB General Industry Executive Database (Towers Perrin); 2005/2006 Survey Report on Top Management Compensation (Watson Wyatt); and 2005 Mercer Benchmark Database - Executive Survey Report. The information of all companies reporting data for a specific job from the Towers Perrin and Mercer surveys, and for all non-durable goods companies from the Watson Wyatt survey is used when the Compensation Committee reviews compensation. This data is then size-adjusted to reflect the Company’s revenue and, where appropriate, the size of a specific business area.
               With respect to the Company’s Co-Chief Executive Officers, two job classifications are used to arrive at an appropriate salary range; that of a chief executive officer position, and a chief operating officer position. The data for these two positions is averaged for use by the Compensation Committee in making decisions about the pay for the Co-Chief Executive Officers.
               Positions for all salaried employees, including the officers, are assigned to salary grades with corresponding salary ranges. Decisions regarding salary grades, (as well as target MIP opportunities and performance based restricted stock opportunities as a percentage of base salary) are made every two years. The Compensation Committee targets all compensation at the 50th percentile of the market data for the applicable salary grade. This goal to set compensation at the median is the initial basis for the Compensation Committee’s compensation decisions. Next, the Compensation Committee reviews each officer’s specific role responsibilities and experience as compared to the median survey data. The Compensation Committee also reviews considerations of internal pay equity among the members of the officer group, considering such factors as experience, leadership responsibility within the officer group, and roles and responsibilities with the Company, including the size of the business group managed by the officer. Internal equity considerations result in both upward and downward changes from the market median data.
               For determination of compensation for the Co-Chief Executive Officers, the Compensation Committee uses similar market data to set specific salary ranges, MIP target opportunities, and target opportunities under the performance based restricted stock program.
               Additionally, to ensure that total compensation, not just base salary, paid to executive officers is fair, the Company, with assistance from Towers Perrin, regularly benchmarks all elements of its compensation program using the same reference group and survey data (“Compensation Study”). The Compensation Study indicated that base salaries for the NEOs were below the size-adjusted median of the survey companies, and ranged from 29% below to 14% above the 50th percentile initial target, based on tenure in position, role, performance, and overall tenure with the Company. Target total cash opportunities (consisting of base salary plus the target opportunity under the MIP) ranged from 34% below to 15% above the 50th percentile, based upon the same factors listed above. Target total direct compensation (which consists of total cash opportunities plus the target value of the performance restricted stock awards) ranged from 36% below to 27% above the 50th percentile, based on the same considerations used in establishing total cash opportunities.

EXHIBIT C
               The Compensation Committee has retained Towers Perrin as an outside consultant to assist the Compensation Committee, as requested, to fulfill various aspects of its charter. Towers Perrin reports directly to the Compensation Committee. Pursuant to its governance model, the Compensation Committee makes all decisions concerning pay and benefits for the Company’s officers and the Compensation Committee relies on Towers Perrin for advice and recommendations regarding executive compensation. During fiscal 2007 Towers Perrin regularly attended Compensation Committee meetings and assisted the Compensation Committee with:
•	updates regarding relevant trends and technical developments in executive compensation;

•	assessing the competitiveness of pay levels and practices across the industry;

•	development of tally sheets for the NEOs;

•	the design, documentation and testing of a new equity compensation plan;

•	evaluating programs and recommendations put forth by management against the Compensation Committee’s stated rewards objectives; and

•	review of information and calculations to be included in the compensation sections of the Company’s proxy statement.
               The Compensation Committee has authorized Towers Perrin staff members working on the Compensation Committee’s behalf to interact with Company management, as needed, to obtain or confirm information and to develop recommendations for presentation to the Compensation Committee. Further, the Compensation Committee is kept apprised of other work performed by Towers Perrin on behalf of the Company. In fiscal year 2007, this additional work for the Company included development of compensation communications materials, assistance with retirement plan design changes, and the collection of market compensation information for positions outside of the U.S.